SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: October 25, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2006

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda Mackid

Name: Linda Mackid
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated October 25, 2006 referenced as:

“EnCana announces Gwyn Morgan’s retirement from its Board of Directors”

EnCana announces Gwyn Morgan’s retirement
from its Board of Directors
Calgary, Alberta, (October 25, 2006) — EnCana Corporation (TSX & NYSE: ECA) today announced that, in accordance with plans established at the time of his retirement one year ago, Gwyn Morgan has stepped down from the company’s Board of Directors and from his position as Vice-Chairman of EnCana, effective October 25, 2006.
Gwyn Morgan is EnCana’s founding President & Chief Executive Officer. He has worked for three decades building EnCana and one of its predecessor companies — Alberta Energy Company Ltd.
“The Board of Directors and management of EnCana express deep appreciation to Gwyn for his outstanding leadership, and wish him health and fulfillment as he pursues new endeavours,” said David O’Brien, EnCana’s Chairman.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American natural gas producer and a technical and cost leader in the in-situ recovery of oilsands bitumen. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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